Exhibit (a)(16)



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                                                           PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE



Sutter Capital Management, LLC
595 Market Street, Suite 2100,
San Francisco, California 94105

                                February 2, 2000

Re: Offer for units of limited partnership interest ("Units") in Winthrop California Investors Limited Partnership, a Delaware limited partnership (the "Partnership")

        Sutter/Jamboree Acquisition Fund, LLC ( the "Purchaser") has extended the expiration date for its tender offer through February 15, 2000, and has increased its price to $5,000 per Unit.

        As of February 1, 2000, 5 Units had been tendered to the Purchaser by security holders and not withdrawn.

        For further information, contact Robert E. Dixon at the above address.